
Mail Stop 4631

October 18, 2010

via U.S. mail and facsimile

Mr. Wayne A. Doss, President, CEO and CFO
BookMerge Technologies, Inc.
1350 W. Horizon Ridge Drive, Suite 1922
Henderson, NV 89014

> **RE: BookMerge Technologies, Inc.**
> **Form 8-K Item 4.01**
> **Filed October 12, 2010**
> **File No. 333-152837**

Dear Mr. Doss:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note that on October 7, 2010 your board of directors approved a purchase agreement between BookMerge Technologies and Extreme Green Technologies, Inc. It appears that once this transaction occurs you will be required to file a current report on Form 8-K containing more specific and detailed information with respect to the transaction. Upon filing, the staff will review this disclosure and may comment accordingly. See Section II.D.3 of SEC Release No. 33-8587 for further guidance.

2. We note your request that Sam Kan furnish you with a letter addressed to the SEC stating whether it agrees with the statements made related to them in the Item 4.01 portion of the Form 8-K. The accountant's confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant